UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant’s name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 26, 2025, Cadeler A/S (the “Company”) published its interim financial report for the first half of 2025. A copy of the interim financial report is attached hereto as Exhibit 99.1

Exhibit List

Exhibit
No.	Description
99.1	Interim financial report 2025 for the period 1 January to 30 June 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S
(Registrant)
Dated: August 26, 2025
	By:	/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer